SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                                 BIOTIME, INC.
                                 -------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   09066L105
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                               Lawrence A. Bowman
                        Spinnaker Technology Fund, L.P.
                         c/o SoundView Asset Management
                               22 Gatehouse Road
                          Stamford, Connecticut 06092
                                 (203) 462-7250
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                With a copy to:

                              David P. Falck, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                         New York, New York 10004-1490
                                 (212) 858-1000

                                 March 27, 1996
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                  Check the following box if a fee is being paid with this
         Statement:  |X|




                            Exhibit Index on Page 10

                               Page 1 of 11 Pages

                                  SCHEDULE 13D


- ------------------------

CUSIP NO. 09066L105
- ------------------------
================================================================================
    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Spinnaker Technology Fund, L.P.
- --------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.     SEC USE ONLY

- --------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS

              WC
- --------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

- --------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- --------------------------------------------------------------------------------
                             7.     SOLE VOTING POWER

                                       158,000
                           -----------------------------------------------------
       NUMBER OF             8.     SHARED VOTING POWER
         SHARES
      BENEFICIALLY                     -0-
        OWNED BY           -----------------------------------------------------
          EACH               9.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                     158,000
                           -----------------------------------------------------
                             10.    SHARED DISPOSITIVE POWER

                                       -0-
- --------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              158,000
- --------------------------------------------------------------------------------
    12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        [ ]
- --------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1%
- --------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON

              PN
================================================================================


                               Page 2 of 11 Pages

                                  SCHEDULE 13D


- ------------------------

CUSIP NO. 09066L105
- ------------------------
================================================================================
    1.     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SoundView Asset Management, Inc.
- --------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS

              AF
- --------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

- --------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- --------------------------------------------------------------------------------
                             7.     SOLE VOTING POWER

                                       158,000
                           -----------------------------------------------------
        NUMBER OF            8.     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                    -0-
         OWNED BY          -----------------------------------------------------
           EACH              9.     SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                     158,000
                           -----------------------------------------------------
                             10.    SHARED DISPOSITIVE POWER

                                       -0-
- --------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              158,000
- --------------------------------------------------------------------------------
    12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]
- --------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1%
- --------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON

              CO
================================================================================


                               Page 3 of 11 Pages

Item 1.               Security and Issuer.
                      -------------------

             The class of equity securities to which this Statement relates is the common stock, no par value (the "Common Stock"), of BioTime, Inc., a California corporation (the "Company"), which has its principal executive offices at 935 Pardee Street, Berkeley, California 94710.


Item 2.               Identity and Background.
                      -----------------------

             This  Statement is being filed in connection  with the Common Stock beneficially held by Spinnaker Technology Fund, L.P., a Delaware limited partnership ("Spinnaker"). Spinnaker conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902.

             The sole general partner of Spinnaker is SoundView Asset Management, Inc., a Delaware corporation ("SoundView"), which conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902. All business of Spinnaker is conducted under the complete and exclusive control of SoundView. (Spinnaker and SoundView are sometimes hereinafter referred to as the "Filers").

             Spinnaker was formed in 1994 for the principal business of providing an investment vehicle for institutional and other sophisticated investors to acquire equity interests in companies with significant potential for long-term growth in value in the technology industry. SoundView was formed in 1994 for the principal business of serving as the general partner and manager of various investment funds and portfolios.

             The name, business address, present principal occupation or employment of each executive officer and director of SoundView is set forth in
Schedule I hereto, which is incorporated herein by reference. Each of the individuals listed in Schedule I hereto are U.S. citizens.

             During the past five years, none of the Filers nor any of the executive officers or directors of the Filers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 4 of 11 Pages

Item 3.               Source and Amount of Funds or Other Consideration.
                      -------------------------------------------------

             The funds used by Spinnaker to pay for its interest in the Common Stock, in the amount of $984,558, were obtained from the capital contributions made by its partners.


Item 4.               Purpose of Transaction.
                      ----------------------

             The Filers have acquired the Common Stock for investment purposes. None of the Filers has any intention of acquiring control over the Company; however, if Spinnaker or SoundView believe that further investment in the Company is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire additional shares of Common Stock. Similarly, depending upon market and other factors, the Filers may determine to dispose of the Common Stock. Except as disclosed above, the Filers do not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5.               Interest in Securities of the Issuer.
                      ------------------------------------

             (a) and (b) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information contained in the Company's most recently available filing with the Securities and Exchange Commission. According to the Company, as of February 9, 1996, there were 2,591,014 shares of Common Stock issued and outstanding.

             Spinnaker beneficially owns 158,000 shares of Common Stock, representing approximately 6.1% of the Common Stock issued and outstanding. Spinnaker has sole voting and dispositive power with respect to all Common Stock owned by it, which power is exercised by its general partner, SoundView.

             SoundView may be deemed to beneficially own all the shares of Common Stock owned by Spinnaker by virtue of its status as sole general partner of Spinnaker. Such deemed beneficial ownership would total 158,000 shares, representing approximately 6.1% of the Common Stock issued and outstanding. SoundView may be deemed in its capacity as general partner of Spinnaker to share the voting power and the power to direct the disposition of the shares of Common Stock owned by Spinnaker. SoundView disclaims beneficial ownership of such shares.


                               Page 5 of 11 Pages

             (c) Beginning on March 20, 1996 Spinnaker purchased shares of the Company's Common Stock in open market transactions on the NASDAQ Small Capitalization Market System, as follows:

Purchase Date               No. of Shares               Purchase Price
   (1996)                     Purchased                   per Share
- -------------               -------------               --------------

March 20                        68,000                       $4.35
March 21                        40,000                        5.03
March 27                        40,000                        9.78
March 27                        10,000                        9.54

             (d) To the best knowledge of the Filers, no person other than the Filers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of shares of Common Stock.

             (e)  Not applicable.


Item 6.               Contracts, Arrangements, Understandings or
                      Relationships With Respect to Securities of the
                      Issuer.
                      -----------------------------------------------

             Not applicable.


Item 7.               Material to be Filed as Exhibits.
                      --------------------------------

    Exhibit A:                Agreement pursuant to Rule 13d-1(f)(1).


                               Page 6 of 11 Pages

                                   SIGNATURE
                                   ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 17, 1996

                              SPINNAKER TECHNOLOGY FUND, L.P.

                              By: SoundView Asset Management, Inc.,
                                   Its General Partner



                                  By: /s/ Lawrence A. Bowman
                                      Lawrence A. Bowman
                                      President






                               Page 7 of 11 Pages

                                   SIGNATURE
                                   ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 17, 1996


                              SOUNDVIEW ASSET MANAGEMENT, INC.



                              By: /s/ Lawrence A. Bowman
                                   Lawrence A. Bowman
                                   President


                               Page 8 of 11 Pages

                                   SCHEDULE I

          INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS
                      OF SOUNDVIEW ASSET MANAGEMENT, INC.

DIRECTORS AND EXECUTIVE OFFICERS:


             The following table sets forth the name, business address and present principal occupation or employment of each of the current directors and executive officers of SoundView Asset Management, Inc. All business of Spinnaker Technology Fund, L.P. is conducted under the complete and exclusive control of SoundView Asset Management, Inc., its General Partner.

                                            PRESENT PRINCIPAL OCCUPATION
    NAME                                           OR EMPLOYMENT
    ----                                    ----------------------------

Lawrence A. Bowman                           President and Director of
SoundView Asset Management, Inc.             SoundView Asset Management,
22 Gatehouse Road                            Inc.
Stamford, Connecticut 06092

Kerry Tyler                                  Secretary and Treasurer of
SoundView Asset Management, Inc.             SoundView Asset Management,
22 Gatehouse Road                            Inc.
Stamford, Connecticut 06092

James B. Townsend                            President of SoundView
SoundView Asset Management, Inc.             Financial Group, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092

Russell D. Crabs                             Managing Director of SoundView
SoundView Asset Management, Inc.             Financial Group, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092



                               Page 9 of 11 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit                                                                   Page
Number                             Documents                             Number
- -------                            ---------                             ------

   A               Agreement pursuant to Rule 13d-1(f)(1)                  11







                              Page 10 of 11 Pages

                                                                      Exhibit A


                                   AGREEMENT
                                   ---------

             Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement to which this Exhibit A is attached is filed on its behalf.

Date:  April 17, 1996


SPINNAKER TECHNOLOGY FUND,
L.P.

By: SoundView Asset
Management, Inc.,
  Its General Partner


By:  /s/ Lawrence A. Bowman
       Lawrence A. Bowman
       President




SOUNDVIEW ASSET MANAGEMENT,
INC.


By:  /s/ Lawrence A. Bowman
       Lawrence A. Bowman
       President






                              Page 11 of 11 Pages